UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Pike Electric Corporation
____________________________________________________________________________
(Name of Issuer)

Common Stock
____________________________________________________________________________
(Title of Class of Securities)

721283109
____________________________________
(CUSIP Number)

December 31, 2005
____________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 721283109	13G

1.	NAME OF REPORTING PERSON LGB Pike II LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 34-2004489
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 13,111,093
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 13,111,093
	8.	SHARED DISPOSITIVE POWER 0
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,111,093

The shares of Common Stock reported are held directly by LGB Pike II LLC. Lindsay Goldberg & Bessemer L.P. is the sole manager of LGB Pike II LLC. Lindsay Goldberg & Bessemer G.P. LP is the general partner of Lindsay Goldberg & Bessemer L.P. Lindsay Goldberg & Bessemer GP LLC is the general partner of Lindsay Goldberg & Bessemer G.P. LP. Except to the extent of its pecuniary interest therein, each of Lindsay Goldberg & Bessemer L.P., Lindsay Goldberg & Bessemer G.P. LP and Lindsay Goldberg & Bessemer GP LLC disclaims beneficial ownership of these securities.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 721283109	13G

1.	NAME OF REPORTING PERSON Lindsay Goldberg & Bessemer G.P. LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 26-0040849
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 13,111,093
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 13,111,093
	8.	SHARED DISPOSITIVE POWER 0
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,111,093

The shares of Common Stock reported are held directly by LGB Pike II LLC. Lindsay Goldberg & Bessemer L.P. is the sole manager of LGB Pike II LLC. Lindsay Goldberg & Bessemer G.P. LP is the general partner of Lindsay Goldberg & Bessemer L.P. Lindsay Goldberg & Bessemer GP LLC is the general partner of Lindsay Goldberg & Bessemer G.P. LP. Except to the extent of its pecuniary interest therein, each of Lindsay Goldberg & Bessemer L.P., Lindsay Goldberg & Bessemer G.P. LP and Lindsay Goldberg & Bessemer GP LLC disclaims beneficial ownership of these securities.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP NO. 721283109	13G

1.	NAME OF REPORTING PERSON Lindsay Goldberg & Bessemer GP LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 26-0040830
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 13,111,093
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 13,111,093
	8.	SHARED DISPOSITIVE POWER 0
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,111,093

The shares of Common Stock reported are held directly by LGB Pike II LLC. Lindsay Goldberg & Bessemer L.P. is the sole manager of LGB Pike II LLC. Lindsay Goldberg & Bessemer G.P. LP is the general partner of Lindsay Goldberg & Bessemer L.P. Lindsay Goldberg & Bessemer GP LLC is the general partner of Lindsay Goldberg & Bessemer G.P. LP. Except to the extent of its pecuniary interest therein, each of Lindsay Goldberg & Bessemer L.P., Lindsay Goldberg & Bessemer G.P. LP and Lindsay Goldberg & Bessemer GP LLC disclaims beneficial ownership of these securities.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 721283109	13G

1.	NAME OF REPORTING PERSON Lindsay Goldberg & Bessemer L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 26-0040858
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 13,111,093
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 13,111,093
	8.	SHARED DISPOSITIVE POWER 0
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,111,093

The shares of Common Stock reported are held directly by LGB Pike II LLC. Lindsay Goldberg & Bessemer L.P. is the sole manager of LGB Pike II LLC. Lindsay Goldberg & Bessemer G.P. LP is the general partner of Lindsay Goldberg & Bessemer L.P. Lindsay Goldberg & Bessemer GP LLC is the general partner of Lindsay Goldberg & Bessemer G.P. LP. Except to the extent of its pecuniary interest therein, each of Lindsay Goldberg & Bessemer L.P., Lindsay Goldberg & Bessemer G.P. LP and Lindsay Goldberg & Bessemer GP LLC disclaims beneficial ownership of these securities.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.0%
12.	TYPE OF REPORTING PERSON PN

Item 1.

(a) Name of Issuer

Pike Electric Corporation

(b) Address of Issuer’s Principal Executive Offices

100 Pike Way
Mount Airy, NC 27030

Item 2.

(a) Name of Persons Filing

LGB Pike II LLC
Lindsay Goldberg & Bessemer G.P. LP
Lindsay Goldberg & Bessemer GP LLC
Lindsay Goldberg & Bessemer L.P.

(b) Address of Principal Business Office or, if none, Residence

630 Fifth Avenue, 30th Floor
New York, New York 10111

(c) Citizenship

LGB Pike II LLC is a limited liability company organized under the laws of the State of Delaware. Lindsay Goldberg & Bessemer G.P. LP is a limited partnership organized under the laws of the State of Delaware. Lindsay Goldberg & Bessemer GP LLC is a limited liability company organized under the laws of the State of Delaware. Lindsay Goldberg & Bessemer L.P. is a limited partnership organized under the laws of the State of Delaware.

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

721283109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

 (a) □ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
 (b) □ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
 (c) □ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
 (d) □ Investment company registered under section 8 of the Investment Company Act of 1940 (15  U.S.C 80a-8).
 (e) □ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
 (f) □ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) □ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) □ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.  1813);
 (i) □ A church plan that is excluded from the definition of an investment company under section  3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
 (j) □ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the cover page to this Schedule 13G, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LGB PIKE II LLC

by	Lindsay Goldberg & Bessemer L.P., its manager

	by	Lindsay Goldberg & Bessemer G.P. LP, its general partner

	by	Lindsay Goldberg & Bessemer GP LLC, its general partner

/s/ Robert Roriston
Name: Robert Roriston
Title: Authorized Signatory

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of common stock of Pike Electric Corporation.

Executed on this 14th day of February, 2006.

LGB PIKE II LLC

by	Lindsay Goldberg & Bessemer L.P., its manager

	by	Lindsay Goldberg & Bessemer G.P. LP, its general partner

	by	Lindsay Goldberg & Bessemer GP LLC, its general partner

/s/ Robert Roriston
Name: Robert Roriston
Title: Authorized Signatory